July 29, 2025

Mohsin Y. Meghji
Executive Chairman
M3-Brigade Acquisition VI Corp.
1700 Broadway     19th Floor
New York, NY 10019

       Re: M3-Brigade Acquisition VI Corp.
           Draft Registration Statement on Form S-1
           Submitted July 2, 2025
           CIK No. 0002073928
Dear Mohsin Y. Meghji:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 2, 2025
Cover Page

1. Please revise to disclose whether redemptions will be subject to any limitations, such as the limitation on redemption rights of shareholders holding 15% or more of the shares sold in this offering, as you discuss on page 39 and elsewhere. See Item
       1602(a)(2) of Regulation S-K.
2. We note your disclosure on page 23 that if you increase or decrease the size of the offering, you will take steps to maintain the ownership of founder shares by your initial shareholders at 20% of your issued and outstanding ordinary shares upon the consummation of this offering. Please revise the cover page to address this potential adjustment to the number of Class B ordinary shares held by the sponsor and any other holders of your founder shares.
 July 29, 2025
Page 2


3. Where you discuss the Class B ordinary shares owned by your sponsor, please expand to describe the potential adjustments to the one-to-one conversion and the amount of
       Class A shares your sponsor may receive, and provide all of the information required by Item 1602(a)(3) of Regulation S-K with respect to the amount of compensation and other securities received or to be received by the SPAC sponsor, its affiliates, and promoters. In this regard, we note disclosure elsewhere regarding the repayment of up to $300,000 of loans to cover offering related and organizational expenses and the repayment and possible conversion to warrants of up to $1,500,000 of working capital loans. Also state the price at which the sponsor acquired the founder shares. Finally, please provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus.
4. Where you discuss material dilution to your public shareholders, please expand to state whether the cashless exercise of the private placement warrants, the conversion of the working capital loans into warrants, and any other adjustments to the number of
       Class B shares at the time of the offering or initial business combination may result in a material dilution of the purchasers' equity interests. See Item 1602(a)(3) of
       Regulation S-K.
Summary, page 1

5. Please file as exhibits any agreements or contracts related to the support M3 Partners and Brigade have agreed to provide to you in your pursuit of an initial business combination, as you discuss on pages 3-4 and 110-111. See Item 601(b)(10) of
       Regulation S-K.
6. Please provide an analysis as to whether M3 Partners and Brigade are affiliates of the sponsor or are promoters, each within the meaning of Securities Act Rule
405. If so,
       please provide related conflicts of interest disclosures on the cover page and in the summary pursuant to Items 1602(a)(5) and (b)(7) of Regulation S-K.
7. Please expand your disclosure on pages 10 or 30, as appropriate, to describe any limitations on extensions, including the number of times. See Item 1602(b)(4) of
       Regulation S-K.
8. Please revise to describe any plans to seek additional financings and how the terms of additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of
       Regulation S-K.
9. Please expand your disclosure outside of the table on page 13 to describe the extent to which the conversion of working capital loans into warrants may result in a material dilution of the purchasers' equity interests. See Item 1602(b)(6) of Regulation S-K.
10. Please expand your disclosure on pages 42-43 to also describe conflicts of interest relating to payments to your sponsor, officers or directors, or your or their affiliates for services rendered prior to or in connection with the consummation of your initial business combination, as referenced on page 41. See Item 1602(b)(7) of Regulation S-
       K.
Proceeds to be held in trust account, page 29
 July 29, 2025
Page 3

11. We note the disclosure in this section and elsewhere that the proceeds in the trust account will not be released until "(i) the completion of our initial business combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial business combination if we determine it is desirable to facilitate the completion of the initial business combination." We also note that Nasdaq Rule IM-5101-2(a) states that "[a]t least 90% of the gross proceeds from the initial public offering . . . must be deposited in a trust account maintained by an independent trustee . . . ." It is unclear how the release of funds earlier than the
       consummation of the initial business combination would comport with this listing standard. Please revise for consistency with the Nasdaq Listing Rules. Summary Financial Data, page 44

12. Please revise note (1) to the table on page 44 to more accurately describe the calculation of working capital as adjusted, or advise.
Proposed Business, page 110

13. Please expand to describe the extent to which the SPAC sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies, including the
       Fifth SPAC. In this regard, we note your disclosure here that the sponsor of the Fifth
       SPAC elected to sell its interest in the Fifth SPAC to an unaffiliated third party.
       However, we also note your tabular disclosure on pages 152-153, which indicates that certain of your officers and directors currently serve on the board of the Fifth SPAC.
       See Item 1603(a)(3) of Regulation S-K.
Management
Executive Officer and Director Compensation, page 148

14. Please revise to disclose, as applicable, the founder shares allocated to your independent directors and officers, as you discuss on page 12 and elsewhere. See Item
       402, paragraphs (m) through (r), of Regulation S-K.
       Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pamela Long at 202-551-3765 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Raphael M. Russo